ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

May 2, 2022	Jessica L. Reece
T +1 617 235 4636
jessica.reece@ropesgray.com

VIA EDGAR CORRESPONDENCE

Ms. Melissa McDonough and Mr. Daniel Greenspan

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Voya Variable Portfolios, Inc. (the “Registrant”)
Registration Statement on Form N-14 (File No. 333-263831)

Dear Ms. McDonough and Mr. Greenspan:

This letter provides the Registrant’s responses to comments of the staff of the Securities and Exchange Commission (the “Staff”) provided orally by Ms. Melissa McDonough and Mr. Daniel Greenspan on April 11, 2022 and April 20, 2022, respectively, regarding the above-referenced Registration Statement of the Registrant on Form N-14 (the “Registration Statement”), filed on March 24, 2022, pursuant to Rule 488 under the Securities Act of 1933, relating to the proposed acquisition of the assets and liabilities of VY(R) T. Rowe Price International Stock Portfolio (the “Target Portfolio”), a series of Voya Investors Trust, by Voya International Index Portfolio (the “Acquiring Portfolio”), a series of the Registrant, in exchange for shares of the Acquiring Portfolio (the “Reorganization”). For convenience of reference, the Staff’s comments have been summarized before each response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Accounting Comments

1.	Comment: Please include live hyperlinks to all information incorporated by reference in the section titled “To Obtain More Information” in the Registration Statement and on page one of Part B of the Registration Statement.

Response: The Registrant confirms that it has added live hyperlinks.

2.	Comment: Please confirm supplementally that fees presented in the fee table on page six of the Registration Statement represent current fees in accordance with Item 3 of Form N-14.

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Response: The Registrant so confirms.

3.	Comment: The Staff notes that the Acquiring Portfolio previously waived expenses. Please confirm supplementally that potential recapture expenses are accurately represented in the pro forma line item of the fee table on page six of the Registration Statement.

Response: The Registrant so confirms.

4.	Comment: The Staff notes a 3 basis point difference between the net expenses of the Target Portfolio presented in the fee table on page six of the Registration Statement and the Target Portfolio’s most recent annual report to shareholders. Please explain this difference supplementally.

Response: The Registrant confirms the Target Portfolio’s annual report reflects 3 basis points of recoupment. The Target Portfolio’s adviser has now fully recouped previously waived fees and expenses, and thus, the Target Portfolio is not presenting that recoupment in the Registration Statement.

5.	Comment: Please disclose the total assets of both the Target Portfolio and the Acquiring Portfolio in the capitalization table or in a footnote to the capitalization table.

Response: The Registrant has added a sentence under the capitalization table stating that the total assets under management as of March 2, 2022 were $183,457,998 and $2,233,682,284 for the Target Portfolio and Acquiring Portfolio, respectively.

6.	Comment: In the section titled “Expenses of the Reorganization,” please disclose whether the Advisor will pay the expenses of the Reorganization whether or not the reorganization is consummated.

Response: The Registrant has made the requested change, as follows (with underlined portion added):

The expenses of the Reorganization will be paid by the Adviser (or an affiliate), whether or not the Reorganization is consummated.

7.	Comment: Please revise the section titled “Tax Considerations” to address the portfolio transitioning discussed in the previous section of the Registration Statement, including a discussion and quantification of any anticipated realized gains or losses, capital loss carryforwards and tax impacts of the portfolio transitioning transactions contemplated by the Agreement and Plan of Reorganization.

Response: The Registrant believes the disclosure under “Tax Considerations” and “Portfolio Transitioning” adequately addresses the expected impact of the Reorganization, including any portfolio transitioning, on the Target Portfolio and its shareholders, in particular as such shareholders are Separate Accounts and Qualified Plans that are generally tax-indifferent in respect of distributions from the portfolio.

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8.	Comment: In the section titled “Portfolio Transitioning,” please quantify the explicit transition cost in basis points, as described in the minutes of the January 16, 2018 meeting of the Investment Companies Expert Panel, available at: https://us.aicpa.org/content/dam/aicpa/interestareas/frc/industryinsights/downloadabledocuments/inv/inv-ep-minutes/2018-2021-archived-meeting-highlights.pdf.

Response: The Registrant has added the estimated transition costs in dollars ($425,000) and in basis points (23 basis points).

9.	Comment: The Staff notes that Section 9.2 of the Agreement and Plan of Reorganization states that “The expenses relating to the proposed Reorganization will be borne by the investment manager to both the Surviving Portfolio and the Disappearing Portfolio (or an affiliate of the investment manager).” Please confirm supplementally that the Advisor will pay the expenses of the Reorganization whether or not the Reorganization is consummated.

Response: As noted above, the Advisor will pay the expenses of the Reorganization whether or not the Reorganization is consummated, and the Registrant has added disclosure to that effect in the Registration Statement.

10.	Comment: In “Appendix B,” please include disclosure for the Target Portfolio in accordance with Item 6 of Form N-14, including financial highlights.

Response: General Instruction G to Form N-14 provides that a registrant may “incorporate by reference the prospectus, the corresponding SAI, or reports, or any information in the prospectus, the corresponding SAI, or reports, which satisfies the disclosure required by Items 5, 6, and 11 through 14 of this Form…The registrant also may incorporate by reference into the prospectus information about the company being acquired without delivering the information with the prospectus under certain conditions pursuant to Item 6 of Form N-14, and in accordance with the requirements of Instruction F.” The Registrant has incorporated by reference the Prospectus, SAI and Annual Report of the Target Portfolio and so does not believe Appendix B is required to include additional Item 6 disclosures regarding the Target Portfolio.

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11.	Comment: Please describe any differences between the valuation policies and the tax policies of the Target Portfolio and the Acquiring Portfolio in the section titled “Supplemental Financial Information.”

Response: The Registrant notes that the final rule release regarding “Amendments to Financial Disclosures About Acquired and Disposed Businesses” (SEC Release No. IC-33872) (the “Final Rule Release”) acknowledges that the “rule text in proposed Rule 6-11(d)(1)(iii) would require disclosure about material differences in ‘financial and operating policies,’ while the preamble of the Proposing Release referred to material differences in ‘accounting policies’ between the acquiring and acquired funds.” The Final Rule Release then goes on to state that “we also are modifying Rule 6-11(d)(1)(iii) to state that it requires narrative disclosure about material differences in ‘accounting policies’ of the acquired fund when compared to the acquiring fund, which was the Commission’s intent as expressed in the preamble of the Proposing Release.” As such, the Registrant respectfully declines to revise the disclosure included in the section entitled “Supplemental Financial Information,” but can confirm supplementally that there are no material differences between the valuation policies and the taxation policies of the Target Portfolio and Acquiring Portfolio.

General Comments

12.	Comment: Please consider revising all references to VY(R) T. Rowe Price International Stock Portfolio and Voya International Index Portfolio throughout the Registration Statement to read “Target Portfolio” and “Acquiring Portfolio,” respectively.

Response: The Registrant respectfully declines to make this change but will consider this approach in the future.

13.	Comment: Please explain supplementally why approval by shareholders of the Acquiring Portfolio is not being sought.

Response: The Acquiring Fund confirms that shareholder approval of the Reorganization is not required under the organizational documents of Voya Variable Portfolios, Inc., of which the Acquiring Fund is a series. In addition, Rule 17a-8 under the 1940 Act, which permits mergers of affiliated investment companies, only requires shareholder approval by the Acquired Fund in certain cases. Specifically, Rule 17a-8(3) requires that “[p]articipation in the Merger is approved by the vote of a majority of the outstanding voting securities (as provided in section 2(a)(42) of the Act (15 U.S.C. 80a-2(a)(42))) of any Merging Company that is not a Surviving Company, unless [certain conditions are met].” Because the Acquiring Fund will be the accounting and performance survivor in the Reorganization, approval by shareholders of the Acquiring Fund is not required.

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14.	Comment: Please disclose, if considered by the Board and if applicable, any potential material adverse consequences or risks associated with approval of the Reorganization.

Response: The Registrant confirms that the disclosure in the sections entitled “Why is the Reorganization being proposed?” and “What factors did the Board consider?” discloses the material factors considered by the Board in its decision to approve the Reorganization.

15.	Comment: The Staff notes that the section “Why is the Reorganization being proposed?” states that “a shareholder holding a substantial interest in TRP International Stock Portfolio has informed the Adviser that it intends to redeem its investment in the Portfolio in the near future and will likely reinvest the proceeds in International Index Portfolio.” Please consider disclosing the shareholder and the size of the investment.

Response: The Registrant believes that the current disclosure is sufficient to describe the extent to which this factor was considered, and respectfully declines to more specifically identify the shareholder.

16.	Comment: In the section titled “How do the principal risks compare?” please disclose if there is any meaningful difference in how the principal risks of the Acquiring Portfolio and Target Portfolio impact each portfolio.

Response: The Registrant has revised the disclosure in the noted section as follows.

The following table summarizes and compares the principal risks of investing in the Portfolios. Unless otherwise noted, risks that are shared by both Portfolios are materially the same for both Portfolios. You could lose money on an investment in the Portfolios. Any of the following risks, among others, could affect Portfolio performance or cause the Portfolio to lose money or to underperform market averages of other funds.

17.	Comment: Please revise the formatting of the check marks in the table in the section titled “How do the principal risks compare?”

Response: The Registrant confirms that the formatting of the check marks in the noted section will be revised.

18.	Comment: We note that in the “What factors did the Board consider” section, you state that the Target Portfolio has provided “a more favorable investment experience to shareholders compared to its peers than has TRP International Stock Portfolio.” Please describe what is meant by “a more favorable investment experience.”

Response: The Registrant has revised the disclosure to state as follows:

Although the absolute performance of the TRP International Stock Portfolio has exceeded that of the International Index Portfolio for various time periods, the International Index Portfolio has provided a more favorable investment experience to shareholders compared to its peers than has the TRP International Stock Portfolio by providing superior performance against its peer group;

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19.	Comment: Please confirm supplementally that the quorum requirement presented in the section titled “How will my shares be voted?” section is accurately disclosed.

Response: The Registrant so confirms.

20.	Comment: Please consider whether broker non-votes may be counted for purposes of quorum and whether the disclosure in the Registration Statement regarding broker non-votes should be removed in light of the nature of the Proposal.

Response: The Registrant notes that Massachusetts law applicable to Massachusetts business trusts does not specifically address the treatment of broker non-votes for purposes of quorum; however, Section 7.25 of Massachusetts Business Corporations Law (Chapter 156D) provides that “a share once represented for any purpose at a meeting is deemed present for quorum purposes for the remainder of the meeting.” While the Registrant acknowledges that broker non-votes are unlikely given the circumstances of the proposals presented, the Registrant respectfully declines to remove this section. The Registrant will revisit this analysis in future N-14 filings to confirm that appropriate disclosures are made with respect to broker non-votes.

21.	Comment: Please confirm supplementally whether the presence of Separate Accounts will be sufficient to constitute a quorum if there are no broker non-votes.

Response: The Registrant so confirms.

22.	Comments: Please explain how the use of the word "Index" in the name of the Acquiring Fund is consistent with Rule 35d-1 under the 1940 Act.

Response: The Registrant notes that the Acquiring Fund's principal investment strategies provide that "Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies, which are at the time of purchase, included in the Index; convertible securities that are convertible into stocks included in the Index; other derivatives whose economic returns are, by design, closely equivalent to the returns of the Index or its components; and exchange-traded funds that track the Index." In each case the Index is currently the MSCI EAFE(R) Index. The Registrant believes this policy is in accordance with the applicable requirements of Rule 35d-1.

* * * * * * * * * * * *

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

Jessica Reece, Esq.

cc:	Elizabeth Reza, Esq.
Timothy Diggins, Esq.
Joanne Osberg, Esq.